UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 12, 2021	By	/s/ Wang Jian
			Name:	Wang Jian
			Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to Rule 13.51(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement of the Company dated 10 November 2021 in relation to the completion of the issuance of new A Shares.

The “Proposal in relation to the authorization to the Board and its authorized persons to proceed with relevant matters in respect of the Non-public Issuance of A Shares in their sole discretion” was considered and approved at the Company’s 2021 first Extraordinary General Meeting, 2021 first A Shareholders Class Meeting and 2021 first H Shareholders Class Meeting held on 29 March

2021, which authorized the board of directors of the Company and its authorized persons to amend the relevant provisions of the Articles of Association in relation to the Non-public Issuance of A Shares (the “Issuance of A Shares”) according to the actual situation of the issuance upon the completion of the Issuance of A Shares, and to report to the relevant governmental authorities and regulatory agencies for approval or filing, and to complete the change of industrial and commercial registration, the registration and custody of new shares and other relevant matters with industrial and commercial administrative departments and other relevant governmental authorities. The persons authorized by the board of directors under the proposal shall be the chairman and/or the vice chairman of the Company or their authorized persons.

The Company completed the Non-public Issuance of 2,494,930,875 A Shares to the subscriber on 9 November 2021. Upon the completion of the Non-public Issuance of A Shares, the share capital of the Company increased from 16,379,509,203 shares to 18,874,440,078 shares. The amendments to the Articles of Association are as follows:

No.	Existing Articles	Revised Articles

1	Article 21 As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is 16,379,509,203 shares.	Article 21 As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is 18,874,440,078 shares.

No.	Existing Articles	Revised Articles

2	Article 22 The Company has issued a total of 16,379,509,203 ordinary shares, comprising a total of 11,202,731,426 A shares, representing 68.39% of the total share capital of the Company, a total of 5,176,777,777 H shares, representing 31.61% of the total share capital of the Company.	Article 22 The Company has issued a total of 18,874,440,078 ordinary shares, comprising a total of 13,697,662,301 A shares, representing 72.57% of the total share capital of the Company, a total of 5,176,777,777 H shares, representing 27.43% of the total share capital of the Company.

3	Article 25 The registered capital of the Company is RMB16,379,509,203.	Article 25 The registered capital of the Company is RMB18,874,440,078.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 10 November 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

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